U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

                         Under Section 12(b) or 12(g) of
                       The Securities Exchange Act of 1934

                               Aspin Incorporated
                               ------------------
                 (Name of Small Business Issuer in its charter)


Nevada                                                                88-0459865
------                                                                ----------
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
incorporation or organization)


2949 East Desert Inn Road, Suite 1, Las Vegas, Nevada                     89121
-----------------------------------------------------                     -----
(Address of principal executive offices)                             (Zip Code)


                    Issuer's telephone number: (831)601.7931
                                               -------------

Securities to be registered under Section 12(b) of the Act:


     Title of Each Class                  Name of Each Exchange on which
     to be so Registered:                 Each Class is to be Registered:
     --------------------                 -------------------------------

             None                                      None
             ----                                      ----

Securities to be registered under Section 12(g) of the Act:

    Common Stock, Par Value $.001         Preferred Stock, Par Value $.001
    -----------------------------         --------------------------------
           (Title of Class)                       (Title of Class)



                                   Copies to:

                             Michael J. Muellerleile
                               MC Law Group, Inc.
                          4100 Newport Place, Suite 830
                         Newport Beach, California 92660
                                  949.250.8655
                             Facsimile: 949.250.8656

                                  Page 1 of 20
                      Exhibit Index is specified on Page 19

                               Aspin Incorporated,
                              a Nevada corporation


                  Index to Registration Statement on Form 10-SB

Item Number and Caption                                                    Page
-----------------------                                                    ----

1.       Description of Business                                             3

2.       Management's Discussion and Analysis of Financial Condition
         and Results of Operations                                           8

3.       Description of Property                                            13

4.       Security Ownership of Certain Beneficial Owners and Management     13

5.       Directors, Executive Officers, Promoters and Control Persons       13

6.       Executive Compensation                                             14

7.       Certain Relationships and Related Transactions                     15

8.       Description of Securities                                          16

PART II

1.       Market Price of and Dividends on the Registrant's Common Equity
         and Related Stockholder Matters                                    16

2.       Legal Proceedings                                                  17

3.       Changes in and Disagreements with Accountants                      17

4.       Recent Sales of Unregistered Securities                            18

5.       Indemnification of Directors and Officers                          18

PART F/S

Financial Statements                                            F-1 through F-9

PART III

1(a).    Index to Exhibits                                                  19

1(b).    Exhibits                                              E-1 through E-28

         Signatures                                                         21

Item 1. Description of Business.
--------------------------------

Our Background. We were incorporated in Nevada on January 13, 2000.

Our Business. We intend to provide loans to small businesses in the start-up stage, who ordinarily would not qualify for seed financing from traditional lenders based on their revenues generated. We believe that we can fill the gap for these entrepreneurs and small businesses by helping them transition from the start-up stage to the emerging company stage. We anticipate that we will operate by identifying viable businesses that have significant potential but are still in the early stages of development and require seed financing. We expect that we will offer debt financing, which in most cases is much cheaper than equity financing, and which we believe will appeal to entrepreneurs with early stage businesses. We plan to extend loans to companies with loan repayment plans that include "balloon" terms. We also anticipate that we will service all of the loans we originate, which will generally consist of payment and pay-off processing, collecting, responding to borrower inquiries, investigating delinquencies, repossessing and reselling collateral if any, collection reporting and credit performance monitoring.

We believe that there are several advantages to offering these types of loans for start-up companies. We estimate that for the entrepreneur or start-up company, having debt financing means that their company is not subject to the stringent benchmarks and inflated investor expectations that equity financing often brings. In the estimation of our management, investors such as venture capitalists tend to interfere with the company they have invested in, attempting to assure or increase the value of their investment, but end up only damaging the business. We believe that another advantage for entrepreneurs in start-up companies with debt financing is that they can retain more ownership of the business, and therefore maintain control over the business they are trying to build. Then, once the loan we made is repaid, we believe that the business has established a track record of repaying debt and is more likely to qualify for additional rounds of financing with banks or other more traditional lending institutions.

We assume that not every loan will be repaid, given the risks at this stage for a start-up business. However, by carefully evaluating companies before extending loans, and by offering business development assistance, we believe enough of these companies will succeed and be able to repay these loans, such that we will receive enough to compensate for the loans that must be written off. However, we cannot give any assurance that we will be able to help enough borrowing companies succeed in order to for us to operate profitably.

Our Lending and Start-up Capital Services. We intend to offer financing to start-up companies by means of loans that are known as "balloon loans", which require the borrower to make a large payment at the end of the loan term. We believe that this type of loan structure is more suited to start-up companies that typically do not have sufficient cash flow to make monthly debt payments. We anticipate that the interest we will charge on these loans will typically be 15% per annum. In addition to making loans, we intend to offer business development assistance often needed by companies in the beginning stages, to help overcome the increased risk exposure that these early stage companies bring. The loans would be structured so that there are minimal or no monthly payments so as to accommodate the cash flow situation of most start-up and development stage companies. We intend to operate in a manner similar to most lenders, which we believe includes inquiring into a business's past, current and projected financial condition, and utilizing a standard due diligence process that includes the following:

o        Balance sheets since inception
o        Profit and loss statements since inception
o        Any accompanying accountant's notes
o        Business plan going forward
o        Personal financial statement
o        Product/Technology evaluation and review
o        Viability assessment
o        Tax returns since inception
o        Customer inquiries
o        Supplier inquiries

While we realize that most start-ups do not have any assets or other tangibles that can be used as collateral, in some cases collateral will be utilized. We anticipate that examples of assets that could be used include stock in other companies, mortgages, accounts receivables, equipment or inventory. Once due diligence is conducted, the borrower signs a promissory note that states the terms of the loan and any personal guarantees or collateral requirement documentation if necessary. Upon closing, the money is either wired to the borrower's account or a check is issued in the borrower's name. We intend to maintain a close relationship with the borrower and receive quarterly updates as to the borrower's progress.


We expect the billing and collection process will be straightforward. We anticipate that we will send each borrower a bill 60 days before the loan is due and then another bill 30 days before it is due. We will specify that all payments will be directed to us and our bank account with Bank of America. When payment is received, the borrower's payment data will then be entered into our computerized records. We expect that our collection process will be based on a strategy of closely monitoring loans and maintaining frequent contact with borrowers. Since we will make frequent contact with each borrower as it helps with business development, we believe we will have a good understanding of which borrowers are at risk. We believe that by identifying at-risk loans early should help to reduce the number of defaults, because corrective steps can be taken before it is too late. We believe that this proactive collection process, including the early identification of payment problems, should help mitigate our loss levels.

In some cases, we anticipate that we may need to outsource the collection service for loans that are past due more than 90 days. We believe we can outsource these collections to a collection agency such as, the Western Union Quick Collection Service to collect borrowers' payments. If necessary, we expect that we may use independent agencies to make field visits to borrowers. We believe we may grant extensions or modifications of loan terms if a borrower has current financial difficulties, but has previously demonstrated a positive history of payment on the loan. We expect that we may also permit payment extensions of two to three months during the term of a loan, but each extension or modification will be on a case-by-case basis. It is our current policy to permit only one extension over the term of a loan.

Since most start-up companies to which we provide loans will not have collateral, it is unlikely that there will be any cases of repossession. However, should such a case occur we believe we would then repossess any collateral when resolution of a delinquency is not likely or when we believe that our collateral is at risk. We anticipate that we will make these judgments based upon our discussions with borrowers or the receipt of notices of liens and other information. We intend to use independent, licensed and bonded repossession agencies to repossess any collateral. Should we need to repossess collateral, we expect to attempt to sell that collateral through a public auction within 90 days of the repossession. If we cannot use our own staff to pursue recoveries of deficiency balances, then we anticipate that may also use outside collection agencies that would share in any recoveries. We expect that we will incur a loss whenever we have to repossess any collateral. Should we sell any repossessed collateral, we will record a net loss equal to the outstanding principal balance of the contract less the proceeds from the sale of the collateral.

Pricing. We anticipate that our pricing schedule will be a simple model that based on the interest on money loaned to borrowing companies. In most cases, we anticipate that we will issue loans for periods between 12 and 24 months with an interest rate of approximately 15% per annum. In cases where borrowing companies are particularly risky, we anticipate charging higher interest rates. However, we believe our model can be profitable at this interest rate, although there can be no assurance that we will succeed at this pricing level or any other level to which we may adjust.

Outstanding Loan Commitments as of March 31, 2001.

-------------------- ----------------- ---------------------- -------------- --------------------- ---------------- ------------
Loan Commitments          Amount            Date Issued         Due Date        Interest Rate       Interest Due      Income
----------------          ------            -----------         --------        -------------       ------------      ------
-------------------- ----------------- ---------------------- -------------- --------------------- ---------------- ------------
Hoffman Row Group           $8,500.00               3-Nov-00       3-May-02                15.00%        $2,129.91
-------------------- ----------------- ---------------------- -------------- --------------------- ---------------- ------------
Hoffman Row Group           $3,000.00               9-Nov-00       9-May-02                15.00%          $751.73
-------------------- ----------------- ---------------------- -------------- --------------------- ---------------- ------------
Hoffman Row Group           $2,500.00              21-Nov-00      21-May-02                15.00%          $626.44
-------------------- ----------------- ---------------------- -------------- --------------------- ---------------- ------------
Hoffman Row Group           $4,000.00               4-Dec-00       4-Jun-02                15.00%        $1,002.31
-------------------- ----------------- ---------------------- -------------- --------------------- ---------------- ------------
Aggie Inc.                  $6,000.00               6-Nov-00      20-Aug-02                15.00%        $1,503.46    $6,013.86
-------------------- ----------------- ---------------------- -------------- --------------------- ---------------- ------------

----------------------- ----------------- ---------------------- -------------- --------------------- ---------------- ------------
Bashilange Corporation         $6,510.05              20-Nov-01      20-Aug-02                15.00%        $1,631.27
----------------------- ----------------- ---------------------- -------------- --------------------- ---------------- ------------
Hoffman Row Group              $1,000.00              22-May-01      22-Oct-02                15.00%          $250.58
----------------------- ----------------- ---------------------- -------------- --------------------- ---------------- ------------
JPJ Group, Inc.               $12,500.00              22-May-01      22-Nov-02                15.00%        $3,132.22
----------------------- ----------------- ---------------------- -------------- --------------------- ---------------- ------------
Hoffman Row Group              $2,000.00              22-Jun-01      22-Dec-02                15.00%          $501.15
----------------------- ----------------- ---------------------- -------------- --------------------- ---------------- ------------
JPJ Group, Inc.                $4,500.00               1-Aug-01       1-Feb-03                15.00%        $1,127.60
----------------------- ----------------- ---------------------- -------------- --------------------- ---------------- ------------
Bashilange Corporation         $7,672.25              20-Nov-01      20-May-03                15.00%        $1,922.49
----------------------- ----------------- ---------------------- -------------- --------------------- ---------------- ------------
Hoffman Row Group             $2,000.00               24-Dec-01      24-Jun-03                15.00%          $501.15    $9,066.47
                              ----------
----------------------- ----------------- ---------------------- -------------- --------------------- ---------------- ------------
   Total                      $60,182.30
----------------------- ----------------- ---------------------- -------------- --------------------- ---------------- ------------

Equity Investments           Amount          Date Purchased       No. Shares       Purchase Price
----------------------- ----------------- ---------------------- -------------- --------------------- ---------------- ------------
Universal Service Group     48,500.00                    Jan-01      16,166.67   $ 3.00
----------------------- ----------------- ---------------------- -------------- --------------------- ---------------- ------------
Total Capital Deployed       $108,682.30
----------------------- ----------------- ---------------------- -------------- --------------------- ---------------- ------------

Consulting Services. We also intend to offer consulting services to our borrowers and other start-up companies. We anticipate that these consulting services will typically involve strategic assessments, financial analysis and projections, business planning, international market entry studies and mergers and acquisitions consulting. We expect to use the consulting expertise of our founder, Charles V. Fishel, who has worked with hundreds of start-ups and has also served in management roles with FORTUNE 100 multinational companies. He has been recognized by Marquis' "Who's Who in Finance and Industry." We believe that he has developed an in-depth understanding of corporate finance and the process of growing and financing a business, and that his ability to coach start-ups in their early stages and work with them to the point where they can be financed through traditional sources of financing will be helpful to entrepreneurs. We believe that our consulting services will allow borrowers to tap into our vast network and identify other potential strategic partners that will help the business succeed, such as helping that business identify new potential customers, affiliate partners or strategic investors.

Our Industry. We believe that most commercial lenders are reluctant to lend to small businesses until the business has established a track record of generating revenues. With venture capitalists looking at financing established companies in the $2 to $5 million range, we believe that there is a significant vacuum in the financing of early stage companies. According to the National Survey of Small Business Finances, banks are leading suppliers of credit to small businesses, accounting for 54% of total traditional small firm credit utilized. However, a report issued by the United States Office of Advocacy that tracked small business lending demonstrates that there is a steady decline in the number of loans and amounts issued to small businesses. Based on that information, commercial banks had $1.142 trillion in business loans outstanding, of which 34 percent was in small business loans, i.e., those for less than $1 million, and that this percentage decreased from 37.8 percent in 1997 and 36.4 percent in 1998.

We believe that small businesses are the cornerstone of the United States economy with approximately 25 million small businesses, a figure derived from business tax return data. In the National Survey of Small Business Finances (NSSBF), the Office of Advocacy found that 64% of firms with 1-4 employees obtained their financing from commercial banks. However, that study showed that the growth in loans under $100,000 was only 2.5% in 1998-99 compared to 14.6% for loans over $1 million for the same period. We believe that this reflects the unwillingness of lenders to loan money to small business until they have two years' worth of tax filings and at least 12 months of revenue-generating history.

Our Target Markets and Marketing Strategy. While nearly all small businesses are in need of financing, we believe that not every business has a viable business model or significant growth potential. As such, we intend to focus on those start-up companies that are past the idea stage and have at least a working prototype or some kind of market validation that the product or service is viable and able to be commercialized. We currently receive several business plans a week from companies seeking financing. Thus, we believe that locating potential borrowers is not as difficult as identifying and spending time evaluating those businesses that are most promising. Our primary objective is to successfully execute our business model. If successful, we will then be able to utilize a successful track record to raise additional funds and carve out a significant niche within this largely ignored segment.

We have begun developing strategic relationships with several start-up consulting firms in efforts to develop a steady flow of referrals of businesses seeking funding. We have also arranged affiliate relationships with asset-based lenders and other companies that are capable of financing businesses with higher loan amounts. As such, we have identified a niche where small businesses, primarily start-up and development stage businesses, are being completely ignored. After having conducted an informal survey of ten small start-up companies to ascertain whether or not businesses at this stage would be willing to take on small business loans that could be repaid within 18 to 24 months, from the information gleaned from these ten businesses leads, our management believes that we can develop a viable business model by financing start-up companies at going interest rates and offering consulting assistance. The loans would be structured so that there are minimal or no monthly payments for most of the life of the loan so as to accommodate the cash flow situation of most start-up and development stage companies. At the end of the loan term, the balance of any unpaid principal and interest would be due. The loans would thus be considered "balloon loans", which require the borrower to make a large payment at the end of the loan term. Upon the maturity of a balloon loan, the borrower is required to make a "balloon" payment that will be significantly larger than the borrower's previous monthly payments. By careful selection of which companies we choose to lend to, we hope to operate profitably, even if some companies default on their loans. There can be no assurance that this feedback is accurate or that we will be able to succeed with this business model.

Our strategies for achieving these goals are as follows:


     o Stringent adherence to due diligence standards and controls, including verification and document review;
     o Increase the size of our network of independent technology valuation and analysis professionals so that due diligence can be conducted efficiently and effectively;
     o Maintaining reliable funding sources to feed successful borrowers to for additional rounds of financing;
     o Building our network of professionals that can assist start-up companies with growing their business;
     o Increase our inroads to investment banks and venture capitalists that can assist with the initial public offerings and mergers/acquisitions of borrowing companies;
     o Increasing the funds available and thus the volume of loans available to lend to borrowers;
     o Utilize additional funding to establish regional affiliates or offices that can increase our scope, size and visibility;
     o    Approving applications and funding decisions in a timely manner; and
     o    Attracting and retaining qualified employees;

Overall, our strategy is to rely upon our ability to identify start-up companies with significant potential and offer short term loans at reasonable interest rates in the borrowing company. It is our hope that we can operate a profitable lending business by carefully selecting borrowing companies and offering them start-up coaching assistance.


Potential Customers. We believe there are numerous potential borrowers for the funds we intend to offer as start-up loans, however, we view the main constraint as our limited funds available to deploy as loans. As such, it is imperative that we identify viable business concepts and successful entrepreneurs. Therefore, we anticipate that we will focus primarily on start-up businesses that have started operations to some degree and either have a working prototype or have technology that has been validated. We expect to look for product or service validation in the form of an independent technology/product evaluation, conducted by a technology evaluation firm, university, etc., or through the marketplace by customers or focus groups. Ideally, the borrowing company would have revenues or signed letter of intents with customers. In cases, where the borrowing company has accounts receivables, the average loan size is expected to be higher than for borrowing companies that do not have any customers. Initially, we will lend to companies that have been reviewed or referred by other financial professionals or consultants, such as lawyers, accountants, financial consultants, marketing firms or venture capitalists.

Growth Strategy. Our primary objective is to successfully execute our business model. If successful, we will then be able to utilize our track record to raise additional funds and carve out a significant niche within this largely ignored segment. Many of the factors affecting our ability to generate internal growth may be beyond our control, and we cannot be certain that our strategies will be successful or that we will be able to generate cash flow sufficient to fund our operations and to support internal growth. Our inability to achieve internal growth could harm our business, financial condition and results of operations.

Our Competition. The commercial lending industry in the United States is highly competitive. We compete with other sources of financial assistance to small businesses, including programs governed by the Small Business Administration, other financial institutions willing to lend to startup ventures, and more informal sources of funding that beginning entrepreneurs may utilize, including borrowing from family or friends, or using their own home equity. Some of these other sources of funding have greater financial and other resources than we do, or are subsidiaries or divisions of larger organizations. In particular, the industry is characterized by a small number of large, dominant organizations. No assurances can be given that we will be able to compete effectively against the larger companies in this industry.

We compete with a substantial number of other general commercial lending companies and specialized corporate finance firms. We also have competition from small fragmented print shops that operate in the same geographic areas as we do. The major competitive factors in our business are the quality of customer service, the quality of finished products and price. Our ability to compete effectively in providing customer service and quality finished products is primarily dependent on the level of sophistication and creativity of our products, the availability of equipment and the ability to perform the services with speed and accuracy. We believe we compete effectively in all of these areas.

Many of our competitors have substantially greater financial, technical, managerial, marketing and other resources than we do and they may compete more effectively than we can. If our competitors offer corporate lending services at more attractive rates than we can, we may not be able to compete effectively by making enough loans to generate profits, which will harm our results of operations. Furthermore, many of our competitors may have more experienced employees than we have, enabling them to better select which small businesses are profitable candidates for funding.

Offering consulting services to our borrowing clients is an added feature that few lending companies offer and is a way in which we hope to differentiate our services. There can be no assurance that we will be able to penetrate the market even if our business model is superior in terms of customer service and niche targeted. We will compete with more established lending companies that have resources to defend their market share and compete against new entrants.

Government Regulation. We are subject to federal, state and local laws and regulations generally applied to businesses, such as payroll taxes on the state and federal levels. We do not believe that our business activities are subject to licensing or other regulatory requirements because we do not make loans to individual consumers, but only to business entities. We believe that we are in conformity with all applicable laws in all relevant jurisdictions and intend to comply with any additional federal, state and local government regulations that specifically apply to our operations. Additional government regulation is not expected in the future, but should it occur, it could possibly affect our ability to provide services in the manner we anticipate.

Research and Development. We have not conducted any research and development activities, nor do we expect to do so in the near future. No funds are set aside to provide for research and development.

Our Intellectual Property. We do not presently own any copyrights, domain names, patents, trademarks, licenses, concessions or royalties. However, we may rely on certain proprietary technologies, trade secrets, and know-how that are not patentable. Although we may take action to protect our trade secrets and our proprietary information, in part, by the use of confidentiality agreements with our employees, consultants and certain of our contractors, we cannot guaranty that:

     o    these agreements will not be breached;
     o    we would have adequate remedies for any breach; or
     o our proprietary trade secrets and know-how will not otherwise become known or be independently developed or discovered by competitors.

We cannot guaranty that our actions will be sufficient to prevent imitation or duplication of our services and methods by others or prevent others from claiming violations of their trade secrets and proprietary rights.

Employees. As of January 10, 2003, we have no employees other than our officers. We do not currently anticipate that we will hire any employees in the next six months, unless we generate significant revenues. We believe our future success depends in large part upon the continued service of our key senior management personnel and our ability to attract and retain managerial personnel. From time-to-time, we anticipate that we will use the services of independent contractors and consultants to support our expansion and business development.

Facilities. Our executive, administrative and operating offices are located 2949 East Desert Inn Road, Suite 1, Las Vegas, Nevada 89121. Charles V. Fishel, our President and one of our directors, currently provides office space to us at no charge.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations.
--------------------------------------------------------------------------------

Information in this registration statement contains "forward looking statements" which can be identified by the use of forward-looking words such as "believes", "estimates", "could", "possibly", "probably", "anticipates", "estimates", "projects", "expects", "may", "will", or "should" or other variations or similar words. No assurances can be given that the future results anticipated by the forward-looking statements will be achieved. The following matters constitute cautionary statements identifying important factors with respect to those forward-looking statements, including certain risks and uncertainties that could cause actual results to vary materially from the future results anticipated by those forward-looking statements. Among the key factors that have a direct bearing on our results of operations are the effects of various governmental regulations, the fluctuation of our direct costs and the costs and effectiveness of our operating strategy. Other factors could also cause actual results to vary materially from the future results anticipated by those forward-looking statements.

For the ten month period ending October 31, 2002.
-------------------------------------------------

Liquidity and Capital Resources. We have cash of $10,305 as of October 31, 2002. Our total assets were $26,119, which was represented by $1,314 in equipment, and $11,000 in deferred offering costs and $3,500 in prepaid income tax. Therefore, we believe that our available cash is sufficient to pay our day-to-day expenditures. As of October 31, 2002, our total liabilities were approximately $2,500, which was represented solely by accounts payable. As of October 31, 2002, we had no long-term commitments or contingencies.

Results of Operations.

Revenues. We have realized revenues of approximately $3,428 from interest income on loans during the ten month period ended October 31, 2002. We generated no revenues from providing consulting services on our outstanding loans during the ten month period ended October 31, 2002. We anticipate that our revenues will increase significantly as we expand our customer base.

Operating Expenses. For the ten month period ended October 31, 2002, our total expenses were approximately $19,126. The majority of those expenses were a $5,100 for consulting fees and $14,375 in contributed services. We also had $2,500 in contributed rent and $913 in depreciation. Therefore, for the ten month period ended October 31, 2002, we experienced a net loss of approximately $15,698.

For the year ended December 31, 2001.
-------------------------------------

Liquidity and Capital Resources. We had cash of $8,215 as of December 31, 2001. As of that date, our total assets were $18,942, which was represented by $2,227 in equipment, net of accumulated depreciation of $74,111, and $5,000 in deferred offering costs and $3,500 in prepaid income tax. Therefore, we believe that our available cash is sufficient to pay our day-to-day expenditures. As of December 31, 2001, we had no liabilities and no long-term commitments or contingencies.

Results of Operations.

Revenues. We have realized revenues of approximately $13,000 from providing consulting services during the year ended December 31, 2001. We generated no revenues from interest income on our outstanding loans for the year ended December 31, 2001. We anticipate that our revenues will increase significantly as we expand our customer base.

Operating Expenses. For the period ended December 31, 2001, our total expenses were approximately $123,387. The majority of those expenses were represented by $42,439 for provision for loan losses, $13,293 for consulting fees, $10,000 for stock-based compensation for consulting, $51,900 in contributed services. We also had $3,000 in contributed rent, $1,033 in depreciation, and $1,722 in other general and administrative losses. Therefore, for the year ended December 31, 2001, we experienced a net loss of approximately $110,387.

Our Plan of Operations for the Next Twelve Months. Our loss from inception to October 31, 2002 was $260,471 on our total expenses of $267,889, of which $114,275 was represented by contributed services. Our officers and directors have agreed to contribute their services until sufficient income or funding is obtained. Once we are able to do so, we will begin deploying capital to companies that we have already identified as potential borrowers. There can be no assurance that we will be successful in securing lending agreements with customers or that those loans will be repaid with interest income.

We anticipate that we will use revenues generated to fund marketing activities so that we may engage additional clients. We believe that the size of our operations may vary depending on the number of clients we engage and are able to assist in becoming successful enterprises. Our failure to market our services and assist clients towards successful operations will hinder our ability to increase the size of our operations and generate additional revenues.

We have cash of $10,305 as of October 31, 2002. In the opinion of management, available funds will satisfy our working capital requirements for the next twelve months. Our forecast for the period for which our financial resources will be adequate to support our operations involves risks and uncertainties and actual results could fail as a result of a number of factors. In order to expand our operations, we may need to raise additional capital. If we do not raise adequate funds as needed to expand our operations, then we may not be able to increase the level of our marketing activities and expand our operations.

We are not currently conducting any research and development activities, other than the development of our website. We do not anticipate conducting such activities in the near future. In the event that we expand our customer base, then we may need to hire additional employees or independent contractors as well as purchase or lease additional equipment.

Our business is subject to numerous risk factors, including the following:

We have a limited operating history upon which an evaluation of our prospects can be made.

We were incorporated on January 13, 2000. Our success will depend in part on our ability to deal with the problems, expenses and delays frequently associated with establishing a new business venture. Since we have not proven the essential elements of profitable operations, those who invest in us will be furnishing venture capital to us and will bear the risk of complete loss of their investment in the event that our business plan is unsuccessful.

We have incurred a net loss since inception and expect to incur net losses for the foreseeable future.

As of October 31, 2002, our losses since inception were approximately $260,471. We expect to incur significant operating and capital expenditures and, as a result, we expect significant net losses in the future. We will need to generate significant revenues to achieve and maintain profitability. We may not be able to generate sufficient revenues to achieve profitable operations.

The type of loans we anticipate making to small business entrepreneurs, typically called "balloon loans," are particularly risky and are characterized by a high rate of delinquencies. Although we anticipate that some loans we make will not be repaid, we may not be able to operate profitably if more loans than we anticipate become delinquent or go into default.

We anticipate extending "balloon loans" to our small business clients, which are loans where little or no payments are made during the life of the loan, and the large outstanding balance is due at the end of the loan. Balloon loans may experience higher rates of delinquencies and losses. The ability of borrowers to repay a balloon loan at maturity frequently will depend on the borrower's financial position and success or our ability to refinance the loan. There can be no assurance that we will be able to collect on such delinquent loans or loans that become defaulted on, which would harm our ability to operate profitably and could cause our investors to lose their investment.

Our officers and directors are engaged in other activities that could conflict with our interests or keep them from devoting sufficient time to our affairs.

The persons serving as our officers and directors have existing responsibilities to other entities and may undertake additional responsibilities to provide management and other services to other entities. Specifically, our president and one of our directors, Dr. Fishel, is an independent contractor for the Hoffman Row Group, Inc., therefore, he may devote some of his business time to Hoffman Row Group, Inc., and may approve loans to the Hoffman Row Group, Inc. from time to time. Because of these other relationships, the interests of our management and our shareholders may conflict with respect to the way loan decisions are made, and may result in loans granted to the Hoffman Row Group, Inc. that if not repaid, would harm our ability to operate profitably. Additionally, other conflicts of interest may arise between us and the other activities of those entities that our officers and directors devote their time to and could result in conflicts of interest in allocating time, services, and functions to us and the other business ventures in which they may be or become involved and our affairs. None of the other businesses in which our officers and directors are involved compete with us.

We anticipate that we will need additional funds to expand our operations. Our failure to raise additional capital will significantly hinder our ability to fund additional small business startups.

To provide funding to additional start up ventures, we will be required to raise additional funds. We cannot guaranty that we will be able to obtain additional financing at commercially reasonable rates. Our failure to obtain additional funds would significantly limit or eliminate our ability to fund additional start ups. We anticipate that we may seek additional funding through public or private sales of our securities, or through commercial or private financing arrangements. Adequate funds may not be available when needed or on terms acceptable to us. In the event that we are not able to obtain additional funding on a timely basis, we may be required to limit any proposed operations or expansion.

We may not be able to compete effectively with other providers of small business loans that have more resources and experience than we have.

Our industry is significantly competitive. We have competitors that provide some or all of the services we provide and who are larger and have more resources than we have. Many of our competitors have significantly greater financial, human and marketing resources than we have. As a result, such competitors may be able to respond more quickly to new trends and changes in client demands. Such competitors may also be able to devote greater resources to the development, promotion and support of their services than we do. If we do not compete effectively with current and future competitors, we may be unable to secure new and renewed client contracts, or we may be required to reduce our interest rates in order to complete effectively. This could result in a reduction in our revenues, resulting in lower earnings or operating losses.

We depend on the efforts and abilities of our officers and directors to continue operations and generate revenues.

Dr. Fishel and Mr. Arias are key employees with experience in the small business lending industry. The interruption of the services of our officers and directors could significantly hinder our operations, profits and future development, if suitable replacements are not promptly obtained. We do not currently have any executive compensation or retention agreements. We cannot guaranty that Dr. Fishel or Mr. Arias will remain with us. In addition, our success may depend, in part, upon our ability to attract and retain other talented personnel, and we may not be able to attract and retain qualified personnel.

Risks related to owning our common stock:

Because we may be subject to the "penny stock" rules, the level of trading activity in our stock may be reduced which may make it difficult for investors to sell their shares.

Broker-dealer practices in connection with transactions in "penny stocks" are regulated by certain penny stock rules adopted by the Securities and Exchange Commission. Penny stocks, like shares of our common stock, generally are equity securities with a price of less than $5.00, other than securities registered on certain national securities exchanges or quoted on NASDAQ. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and, if the broker-dealer is the sole market maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, broker-dealers who sell these securities to persons other than established customers and "accredited investors" must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. Consequently, these requirements may have the effect of reducing the level of trading activity, if any, in the secondary market for a security subject to the penny stock rules, and investors in our common stock may find it difficult to sell their shares.

We lack a public market for shares of our common stock, which may make it difficult for investors to sell their shares.

There is no public market for shares of our common stock. We cannot guaranty that an active public market will develop or be sustained. Therefore, investors may not be able to find purchasers for their shares of our common stock. Should there develop a significant market for our shares, the market price for those shares may be significantly affected by such factors as our financial results and introduction of new products and services. Factors such as announcements of new services by us or our competitors and quarter-to-quarter variations in our results of operations, as well as market conditions in our sector may have a significant impact on the market price of our shares. Further, the stock market has experienced extreme volatility that has particularly affected the market prices of stock of many companies and that often has been unrelated or disproportionate to the operating performance of those companies.

Item 3. Description of Property.
--------------------------------

Property held by us. As of the date specified in the following table, we held the following property:

=============================== ===================== =========================
Property                          October 31, 2002       December 31, 2001
------------------------------- --------------------- -------------------------
Cash                                  $10,305                  $8,215
------------------------------- --------------------- -------------------------
Property and Equipment, net            $1,314                  $2,227
=============================== ===================== =========================

Our Facilities. Our executive, administrative and operating office is located at 2949 East Desert Inn Road, Suite 1, Las Vegas, Nevada, 89121. We believe that our facilities are adequate for our needs and that additional suitable space will be available on acceptable terms as required. We do not own any real estate.

Item 4. Security Ownership of Certain Beneficial Owners and Management.
-----------------------------------------------------------------------

The following table sets forth certain information as of January 10, 2003, with respect to the beneficial ownership of our common stock by all persons known by us to be beneficial owners of more than 5% of its outstanding shares of its common stock, and by directors who own common stock, and all officers and directors as a group:

The following table sets forth certain information regarding the beneficial ownership of our common stock as of January 10, 2003, by each person or entity known by us to be the beneficial owner of more than 5% of the outstanding shares of common stock, each of our directors and named executive officers, and all of our directors and executive officers as a group.

Title of Class     Name of Beneficial Owner     Amount and Nature of    Percent of Class     Percent of Class   Percent of Class if
                                                  Beneficial Owner      if No Shares are       if 1,000,000       2,000,000 Shares
                                                                              Sold           Shares are Sold          are Sold
--------------- ------------------------------- ---------------------- -------------------- ------------------- -------------------

Common Stock    Charles V. Fishel                 1,800,000 shares,          21.82%               19.46%               17.56%
                65 Washington Street               president and a
                Santa Clara, California 95050         director

Common Stock    Jess Arias                         150,000 shares,            1.82%               1.62%                1.46%
                P.O. Box 222557                    secretary and a
                26344-B Carmel Rancho                 director
                Boulevard
                Carmel, California 93922

Common Stock    Camilla Edblem                     562,500 shares             6.82%               6.08%                5.49%
                P.O. Box 207
                Cascade, Colorado 80809

Common Stock    All directors, named              1,950,000 shares           23.64%               21.08%               19.02%
                executive officers, and
                beneficial owners as a group

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. In accordance with Securities and Exchange Commission rules, shares of the Registrant's common stock which may be acquired upon exercise of stock options or warrants which are currently exercisable or which become exercisable within 60 days of the date of the table are deemed beneficially owned by the optionees. Subject to community property laws, where applicable, the persons or entities named in the table above have sole voting and investment power with respect to all shares of the Registrant's common stock indicated as beneficially owned by them.

The Registrant is not aware of any arrangements which may result in "changes in control" as that term is defined by the provisions of Item 403 of Regulation S-B.

Item 5.  Directors, Executive Officers, Promoters and Control Persons.
----------------------------------------------------------------------

Executive Officers and Directors. We depend on the efforts and abilities of certain of our senior management. The interruption of the services of key management could hinder our ability to conduct operations and complete future development, if suitable replacements are not promptly obtained. We hope that we will enter into employment agreements with Charles V. Fishel and Jess Arias. Although we do not know the terms of those proposed agreements, we hope to enter into employment agreements with Charles V. Fishel and with Jess Arias for a term of at least one year with compensation contingent on us becoming profitable. We cannot guaranty that each executive will remain with us during or after the term of his or her employment agreement. In addition, our success depends, in part, upon our ability to attract and retain other talented personnel. Although we believe that our relations with our personnel are good and that we will continue to be successful in attracting and retaining qualified personnel, we cannot guaranty that we will be able to continue to do so. Our officers and directors will hold office until their resignations or removal.

Our directors and principal executive officers are as specified on the following table:

=========================== =============== ==================================
Name                             Age        Position
--------------------------- --------------- ----------------------------------
Charles V. Fishel                 64        president and a director
--------------------------- --------------- ----------------------------------
Jess Arias                        53        secretary and a director
=========================== =============== ==================================

Charles V. Fishel. Dr. Fishel has served as our Chief Executive Officer since our inception. Prior to Aspin, Dr. Fishel has been an independent consultant for five years, focusing on strategic business planning, corporate finance, acquisitions and merger, international technology transfer, and evaluation of financial opportunities. Dr. Fishel has held management roles with FORTUNE 100 multinationals, such as Intel Corporation, Teledyne, Carnation Company, Peter Kiewit Sons' and Williams Companies, as well as numerous start-up companies. His industry experience includes "high tech" industries, such as electronics and biotechnology, insurance, construction, mining, publishing, broadcasting, food processing, manufacturing, public utility, and consulting technology evaluation and commercialization. As a consultant, Dr. Fishel has worked with hundreds of small, emerging companies. Representative clients have included high-tech companies, e.g., computer hardware/software, robotics, Internet, printed circuit boards, microwave, equipment manufacturing, etc., retailing, health care, banking, as well as development agencies and not-for-profit organizations, e.g., United Nations Development Programme, Bank Pembangunan Malaysia, and the Northern California Manufacturing Technology Center. His diverse experience has earned him recognition in the Marquis' Who's Who in Finance and Industry.

When he left Intel in 1980, he created ImaginAction, the first "shared management" consulting firm in the Silicon Valley, where he and his colleagues provided entrepreneurial companies with part-time management, an "incubator without walls". In 1985, ImaginAction merged with the Utah Innovation Center at the University of Utah to form Genexus which worked with universities and community organizations in the United States and overseas to develop innovation centers or "business incubators". Genexus developed innovation centers in cooperation with the Oak Ridge National Laboratory and at universities in Florida, Georgia, and New York. In 1986, Dr. Fishel became Executive Director of the Massachusetts Biotechnology Research Institute at the Massachusetts' Center of Excellence in Biotechnology where he planned for and initiated development of the Massachusetts-based Commonwealth Bioventures, the first biotech-focused innovation center/venture capital fund.

Dr. Fishel is also a Distinguished Executive Lecturer at California State University, Monterey Bay and Senior Lecturer, San Jose State University. Until 1999, he was Director of the Center for International Business Planning and Senior Lecturer in Global Business Strategy and Industrial Competition at the Monterey Institute of International Studies. Other teaching experience includes Santa Clara University, and the University of California, Berkeley. His teaching emphases have been entrepreneurship, global business strategy, international industrial competition, technology transfer, technology management, and law.

Dr. Fishel serves as a director on the boards of public and private companies, including Sullivan & Company, Inc., Universal Service Group Inc., International Business Development Corporation, National Diversified Co., Digital Assist, Inc., Tipaz Corporation, Silicon Valley South, NextDayPC.com, Inc., and Zurich USA, Inc. Dr. Fishel is not an officer or director of any other reporting company.

Jess E. Arias, Secretary, Director. Mr. Arias owns and operates a print business in Carmel, California that specializes in graphic design, electronic file and transfer needs, and printing management. After accumulating the knowledge and experience of high-speed publication, color reproduction, in-house printing and print brokering, Mr. Arias founded that business in 1991. Prior to starting that business, Mr. Arias worked for direct mail marketing company as the Sales Manager. Under his direction, the direct mail weekly drops increased from 46,000 to 218,000 pieces, earning him a position as part owner of the business. In this role, Mr. Arias gained insight into and expertise with managing the complexities of database management, creating and storing marketing creatives, and printing. Gannet News Inc. eventually purchased the business and Mr. Arias was asked to manage the sales department during the transition. Mr. Arias is not an officer or director of any other reporting company.

There is no family relationship between any of our officers and directors. There are no orders, judgments, or decrees of any governmental agency or administrator, or of any court of competent jurisdiction, revoking or suspending for cause of any license, permit or other authority to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining any of our officers or directors from engaging in or continuing any conduct, practice or employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security, or any aspect of the securities business or of theft or any felony, nor are any of the officers or directors of any corporation or entity affiliated with us so enjoined.

Item 6. Executive Compensation.
-------------------------------

Any compensation received by our officers, directors, and management personnel will be determined from time to time by our Board of Directors. Our officers, directors, and management personnel will be reimbursed for any out-of-pocket expenses incurred on our behalf.

Summary Compensation Table. The table set forth below summarizes the annual and long-term compensation for services in all capacities to us payable to our chief executive officer and our other executive officers during the years ending December 31, 2001 and December 31, 2002. Our Board of Directors may adopt an incentive stock option plan for our executive officers which would result in additional compensation.

====================================== ========= ================= ============= ===================== =========================
Name and Principal Position              Year         Annual        Bonus ($)        Other Annual       All Other Compensation
                                                    Salary ($)                     Compensation ($)
-------------------------------------- --------- ----------------- ------------- --------------------- -------------------------
Charles V. Fishel - president          2001            None            None              None                    None
-------------------------------------- --------- ----------------- ------------- --------------------- -------------------------
                                       2002            None            None              None                    None
-------------------------------------- --------- ----------------- ------------- --------------------- -------------------------
Jess Arias - secretary                 2001            None            None              None                    None
-------------------------------------- --------- ----------------- ------------- --------------------- -------------------------
                                       2002            None            None              None                    None
====================================== ========= ================= ============= ===================== =========================

Compensation of Directors. Our current directors are also our employees and receive no extra compensation for their service on our board of directors.

Compensation of Officers. As of January 10, 2003, our officers have received no compensation for their services provided to us.

Employment Contracts. We anticipate that we will enter into employment agreements with Charles V. Fishel and Jess Arias, although we do not currently know the terms of those employment agreements.

Any compensation received by our officers, directors, and management personnel will be determined from time to time by our Board of Directors. Our officers, directors, and management personnel will be reimbursed for any out-of-pocket expenses incurred on our behalf.

Item 7.  Certain Relationships and Related Transactions.
--------------------------------------------------------

Conflicts Related to Other Business Activities. The persons serving as our officers and directors have existing responsibilities and, in the future, may have additional responsibilities, to provide management and services to other entities in addition to us. As a result, conflicts of interest between us and the other activities of those persons may occur from time to time.

We will attempt to resolve any such conflicts of interest in our favor. Our officers and directors are accountable to us and our shareholders as fiduciaries, which requires that such officers and directors exercise good faith and integrity in handling our affairs. A shareholder may be able to institute legal action on our behalf or on behalf of that shareholder and all other similarly situated shareholders to recover damages or for other relief in cases of the resolution of conflicts in any manner prejudicial to us.

Our Chief Executive Officer, Charles V. Fishel, is an independent contractor for the Hoffman Row Group, Inc. and may approve loans to the Hoffman Row Group, Inc. from time to time. Because of this relationship, the interests of the Chief Executive Officer and the interests of our shareholders may not always coincide with respect to the way loan decisions are made.

Related party transactions. Charles V. Fishel, our president and director, currently provides office space to us at no charge. Dr. Fishel does not expect to be paid or reimbursed for providing office facilities. Our financial statements reflect, as occupancy costs, the fair market value of that space, which is approximately $274 per month. That amount has been included in the financial statements as additional capital contribution by Dr. Fishel.

In January 2000, we issued 6,000 pre-split shares, equivalent to 1,800,000 post-split shares, of our common stock to Charles V. Fishel, our president and one of our directors, in exchange for certain services valued at $600, or $0.20 per pre-split share. The post-split value of these shares is $0.0007 per share. We also issued 500 pre-split shares of our common stock to Jess Arias in exchange for certain services valued at $50, or $0.20 per pre-split share. The post-split value of these shares is $0.0007 per share. We declared a 300 to one stock split in December 2000, in which every share of our common stock was converted to 300 shares.

In October 2001, we issued 250,000 shares of our common stock to MC Law Group in exchange for legal services. The services were valued at $5,000 or $.02 per share.

With regard to any future related party transaction, we plan to fully disclose any and all related party transactions, including, but not limited to, the following:

     o    disclose such transactions in prospectuses where required;
     o disclose in any and all filings with the Securities and Exchange Commission, where required;
     o    obtain disinterested directors consent; and
     o    obtain shareholder consent where required.

Item 8.  Description of Securities.
-----------------------------------

We are authorized to issue 50,000,000 shares of $.001 par value common stock. As of January 10, 2003, 8,250,000 shares of our common stock were issued and outstanding.

Each shareholder of our common stock is entitled to a pro rata share of cash distributions made to shareholders, including dividend payments. The holders of our common stock are entitled to one vote for each share of record on all matters to be voted on by shareholders. There is no cumulative voting with respect to the election of our directors or any other matter. Therefore, the holders of more than 50% of the shares voted for the election of those directors can elect all of the directors. The holders of our common stock are entitled to receive dividends when, as and if declared by our Board of Directors from funds legally available therefore. Cash dividends are at the sole discretion of our Board of Directors. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining available for distribution to them after payment of our liabilities and after provision has been made for each class of stock, if any, having any preference in relation to our common stock. Holders of shares of our common stock have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to our common stock.

Dividend Policy. We have never declared or paid a cash dividend on our capital stock. We do not expect to pay cash dividends on our common stock in the foreseeable future. We currently intend to retain our earnings, if any, for use in our business. Any dividends declared in the future will be at the discretion of our board of directors and subject to any restrictions that may be imposed by our lenders.


                                     PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters.
-------------------------------------------------------------------------------

Reports to Security Holders. Our securities are not listed for trading on any exchange or quotation service. We are not required to comply with the timely disclosure policies of any exchange or quotation service. The requirements to which we would be subject if our securities were so listed typically include the timely disclosure of a material change or fact with respect to our affairs and the making of required filings. Although we are not required to deliver an annual report to security holders, we intend to provide an annual report to our security holders, which will include audited financial statements.

We will be a reporting company pursuant to the Securities and Exchange Act of 1934 following the expiration of 60 days after the filing of this Registration Statement on Form 10-SB. As such, we will be required to provide an annual report to our security holders, which will include audited financial statements, and quarterly reports, which will contain unaudited financial statements. The public may read and copy any materials filed with the Securities and Exchange Commission at the Securities and Exchange Commission's Public Reference Room at 450 Fifth Street NW, Washington, D.C. 20549. The public may also obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Securities and Exchange Commission. The address of that site is http://www.sec.gov.

As of January 10, 2003, there were thirty-eight record holders of our common stock.

We declared a 300 to 1 stock split in December 2000, wherein every share of our common stock was converted to 300 shares.

There are 5,482,500 outstanding shares of our common stock which can be sold pursuant to Rule 144 promulgated pursuant to the Securities Act of 1933. Rule 144 provides, among other things, that persons holding restricted securities for a period of one year may each sell, assuming all of the conditions of Rule 144 are satisfied, in brokerage transactions every three months an amount of restricted securities equal to one percent of our outstanding shares of common stock, or the average weekly reported volume of trading during the four calendar weeks preceding the filing of a notice of proposed sale, which ever is more. Rule 144 also provides that, after holding such securities for a period of two years, a nonaffiliate of the company may sell those securities without restriction, other than the requirement that we are current with respect to our information reporting requirements.

There have been no cash dividends declared on our common stock. Dividends are declared at the sole discretion of our Board of Directors.

Penny Stock Regulation. Shares of our common stock will probably be subject to rules adopted the Securities and Exchange Commission that regulate broker-dealer practices in connection with transactions in "penny stocks". Penny stocks are generally equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in those securities is provided by the exchange or system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from those rules, deliver a standardized risk disclosure document prepared by the Securities and Exchange Commission, which contains the following:

     o a description of the nature and level of risk in the market for penny stocks in both public offerings and secondary trading;
     o a description of the broker's or dealer's duties to the customer and of the rights and remedies available to the customer with respect to violation to such duties or other requirements of securities' laws;
     o a brief, clear, narrative description of a dealer market, including "bid" and "ask" prices for penny stocks and the significance of the spread between the "bid" and "ask" price;
     o    a toll-free telephone number for inquiries on disciplinary actions;
     o definitions of significant terms in the disclosure document or in the conduct of trading in penny stocks; and
     o such other information and is in such form (including language, type, size and format), as the Securities and Exchange Commission shall require by rule or regulation.

Prior to effecting any transaction in penny stock, the broker-dealer also must provide the customer the following:

     o    the bid and offer quotations for the penny stock;
     o the compensation of the broker-dealer and its salesperson in the transaction;
     o the number of shares to which such bid and ask prices apply, or other comparable information relating to the depth and liquidity of the market for such stock; and
     o monthly account statements showing the market value of each penny stock held in the customer's account.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written acknowledgment of the receipt of a risk disclosure statement, a written agreement to transactions involving penny stocks, and a signed and dated copy of a written suitably statement. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for a stock that becomes subject to the penny stock rules. Holders of shares of our common stock may have difficulty selling those shares because our common stock will probably be subject to the penny stock rules.

Item 2.  Legal Proceedings.
---------------------------

There are no legal actions pending against us nor are any legal actions contemplated by us at this time.

Item 3.  Changes in and Disagreements with Accountants.
-------------------------------------------------------

There have been no changes in or disagreements with our accountants since our formation required to be disclosed pursuant to Item 304 of Regulation S-B.

Item 4.  Recent Sales of Unregistered Securities.
-------------------------------------------------

There have been no sales of unregistered securities within the last three (3) years which would be required to be disclosed pursuant to Item 701 of Regulation S-B, except for the following:

In January 2000, we issued 6,000 shares of our pre-split common stock to Charles
V. Fishel, our president and one of our directors, in exchange for certain services valued at $1,200, or $0.20 per share. The post-split equivalent of this amount is 1,800,000 shares. We also issued 500 shares of our common stock to Jess Arias in exchange for certain services valued at $100, or $0.20 per share. The post-split equivalent of this amount is 150,000. These shares were issued in transactions which we believe satisfy the requirements of that certain exemption from the registration and prospectus delivery requirements of the Securities Act of 1933, as amended, which exemption is specified by the provisions of Section 4(2) of that act. We believe that Dr. Fishel and Mr. Arias have such knowledge and experience in financial and business matters that they are capable of evaluating the merits and risks of the prospective investment. In addition, they have sufficient access to material information about us because they are our officers and directors.

In October 2000, we issued 18,500 pre-split shares, which are the equivalent of 5,550,000 post-split shares of our common stock to twenty-three investors under the terms and conditions specified in a private placement transaction. The proceeds received from the transaction totaled $148,000.00 or $0.0267 per share. These shares were issued in a transaction which we believe satisfies the requirements of that certain exemption from the registration and prospectus delivery requirements of the Securities Act of 1933, which exemption is specified by the provisions of Section 4(2) of that act. There were no commissions paid on the sale of these shares. The net proceeds were approximately $148,000.

In October 2001, we issued 300,000 shares of our common stock to Ernesto Angel in exchange for financial consulting services. The services were valued at $6,000 or $.02 per share. The shares were issued in a transaction which we believe satisfies the requirements of that certain exemption from the registration and prospectus delivery requirements of the Securities Act of 1933, as amended, which exemption is specified by the provisions of Section 4(2) of that act. We believe that Ernesto Angel has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of the prospective investment. In addition, Mr. Angel had sufficient access to material information about us because as our consultant, we gave him access to all of the company's information, including, but not limited to, the company's plan of operation and financial information.

In October 2001, we issued 200,000 shares of our common stock to Jesus Romero in exchange for financial consulting services. The services were valued at $4,000 or $.02 per share. The shares were issued in a transaction which we believe satisfies the requirements of that certain exemption from the registration and prospectus delivery requirements of the Securities Act of 1933, as amended, which exemption is specified by the provisions of Section 4(2) of that act. We believe that Jesus Romero has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of the prospective investment. In addition, Mr. Romero had sufficient access to material information about us because, as our financial consultant, we gave him access to all of the company's information, including, but not limited to, the company's plan of operation and financial information.

In October 2001, we issued 250,000 shares of our common stock to MC Law Group in exchange for a retainer for legal services. The services were valued at $5,000 or $.02 per share. The shares were issued in a transaction which we believe satisfies the requirements of that certain exemption from the registration and prospectus delivery requirements of the Securities Act of 1933, as amended, which exemption is specified by the provisions of Section 4(2) of that act. We believe that MC Law Group has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of the prospective investment. In addition, MC Law Group had sufficient access to material information about us because, as our legal advisors, we gave MC Law Group access to all of the company's information, including, but not limited to, the company's plan of operation and financial information

Item  5. Indemnification of Directors and Officers.
---------------------------------------------------

Article Nine of our Articles of Incorporation provides, among other things, that our officers and directors shall not be personally liable to us or our shareholders for monetary damages for breach of fiduciary duty as an officer or a director, except for liability:

     o for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; or
     o for unlawful payments of dividends or unlawful stock purchase or redemption by us.

Accordingly, our directors may have no liability to our shareholders for any mistakes or errors of judgment or for any act of omission, unless the act or omission involves intentional misconduct, fraud, or a knowing violation of law or results in unlawful distributions to our shareholders.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable.

                                    PART F/S

Copies of the financial statements specified in Regulation 228.310 (Item 310) are filed with this Registration Statement, Form 10-SB.




                          Independent Auditors' Report


The Board of Directors and shareholders
Aspin, Inc.:


We have audited the accompanying balance sheets of Aspin, Inc. (a development stage company) as of October 31, 2002 and December 31, 2001, and the related statements of operations, changes in shareholders' equity, and cash flows for the ten months ended October 31, 2002 and 2001, the year ended December 31, 2001, the period from January 13, 2000 (inception) through December 31, 2000, and the period from January 13, 2000 (inception) through October 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aspin, Inc. as of October 31, 2002 and December 31, 2001, and the results of its operations, changes in shareholders' equity, and cash flows for the ten months ended October 31, 2002 and 2001, the year ended December 31, 2001, the period from January 13, 2000 (inception) through December 31, 2000, and the period from January 13, 2000 (inception) through October 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered significant operating losses since inception, which raises a substantial doubt about its ability to continue as a going concern. Management's plans in regard to this matter are also described in
Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.




Cordovano and Harvey, P.C.
Denver, Colorado
December 18, 2002

                                   ASPIN, INC.
                          (A Development Stage Company)
                                 Balance Sheets

                                                                    October 31,            December 31,
                                                                        2002                   2001
                                                                ---------------------  ---------------------
                                     Assets
Cash............................................................$             10,305   $              8,215
Bridge loans receivable, net of allowance for loan
    losses of $69,921 and $71,111, respectively (Note 3).........                  -                      -
Equipment, net of accumulated depreciation of
    $1,974 and $1,061, respectively..............................              1,314                  2,227
Investment, net of write-down of
    $48,500 and $48,500, respectively (Note 4)...................                  -                      -
Deferred offering costs..........................................             11,000                  5,000
Prepaid expenses.................................................              3,500                  3,500
                                                                ---------------------  ---------------------

                                                                $             26,119   $             18,942
                                                                =====================  =====================

                      Liabilities and Shareholders' Equity
Liabilities:
    Accounts payable and accrued liabilities....................$              2,500   $                  -
                                                                ---------------------  ---------------------
                  Total liabilities.............................               2,500                      -
                                                                ---------------------  ---------------------

Commitment (Note 5)..............................................                  -                      -

Shareholders' equity (Notes 2 and 5):
    Common stock, $0.001 par value; 50,000,00
    shares authorized, 8,250,000 and
       8,250,000 shares issued and outstanding,
       respectively..............................................              8,250                  8,250
    Additional paid-in capital...................................            275,840                255,465
    Deficit accumulated during development stage................            (260,471)              (244,773
                                                                ---------------------  ---------------------

                  Total shareholders' equity.....................             23,619                 18,942
                                                                ---------------------  ---------------------

                                                                $             26,119   $             18,942
                                                                =====================  =====================

                See accompanying notes to financial statements.

                                   ASPIN, INC.
                          (A Development Stage Company)
                            Statements of Operations

                                                                                                  January 13,       January 13,
                                                                                                     2000              2000
                                                      Ten Months Ended             For the        (Inception)       (Inception)
                                                         October 31,             Year Ended        through            through
                                              --------------------------------   December 31,     December 31,       October 31,
                                                   2002               2001           2001             2000             2002
                                              -------------   ---------------- --------------    --------------   ---------------

Interest income on loans (Note 1).............$       3,428    $           -   $            -    $            -   $        3,428
Consulting revenue (Note 3)...................            -           10,000           13,000                 -           13,000
                                              --------------   --------------  --------------    --------------   ---------------

                                                      3,428           10,000           13,000                 -           16,428
                                              --------------   --------------  --------------    --------------   ---------------

Operating expenses:
    Provision for loan losses (Notes 1 and 3)..      (4,850)          25,928           42,439            31,672           69,261
    Consulting fees............................       5,100           11,793           13,293                 -           18,393
    Stock-based compensation,
       Consulting (Notes 2 and 5)..............           -           10,000           10,000             1,200           11,200
    Contributed services (Note 2)..............      14,375           43,250           51,900            48,000          114,275
    Contributed rent (Note 2)..................       2,500            2,500            3,000             2,750            8,250
    Depreciation..............................          913              861            1,033                28            1,974
    Write-down of investment (Note 4)..........           -                -                -            48,500           48,500
    Other general and administrative costs.....       1,088.           1,435            1,722             2,236            5,046
                                              --------------   --------------  ---------------   --------------   ---------------

                   Total operating expenses....      19,126           95,767          123,387           134,386          276,899
                                              --------------   --------------  ---------------   --------------   ---------------

                   Loss before income taxes...      (15,698)         (85,767)        (110,387)         (134,386)        (260,471)

    Income tax provision (Note 6)..............           -                -                -                 -                -
                                              --------------   --------------  ---------------  ---------------   ---------------

                   Net loss...................$     (15,698)   $     (85,767)  $     (110,387)   $     (134,386)  $     (260,471)
                                              ==============   ==============  ===============   ==============   ===============

Basic and diluted loss per share..............$       (0.00)   $       (0.00)  $        (0.01)   $        (0.06)  $
                                              ==============   ==============  ===============   ==============

Basic and diluted weighted
    average common shares outstanding.........    8,250,000        7,650,000        7,596,154         2,376,923
                                              ==============   ==============  ==============    ==============





                See accompanying notes to financial statements.

                                   ASPIN, INC.
                          (A Development Stage Company)
                  Statement of Changes in Shareholders' Equity

                                                                                                       Deficit
                                                                                                    Accumulated
                                                        Common Stock              Additional           During
                                             --------------------------------      Paid-In          Development
                                                 Shares          Par Value          Capital             Stage              Total
                                             --------------- ----------------  ----------------   ----------------  ----------------
 Balance at January 13, 2000 (inception).....             -  $             -   $             -    $             -   $             -
 January 2000, common stock
     issued to founders in exchange for
     services ($.20/share) (Note 2)..........         6,000            1,200                 -                  -             1,200
 January 2000, common stock
     issued to founders in exchange for
     cash ($.20/share) (Note 2)..............           500              100                 -.                 -               100
 October 2000, sale of common
     stock pursuant to a private
     placement offering, net of
     offering costs of $6,235
     ($8.00/share) (Note 5)..................        18,500          141,765                 -                  -           141,765
 Value of services contributed
     by an officer (Note 2)..................             -                -            48,000                  -            48,000
 Value of rent contributed by
     an officer (Note 2).....................             -                -             2,750                  -             2,750
 Net loss....................................             -                -                 -          (134,386)          (134,386)
                                             --------------- ----------------  ----------------   ----------------  ----------------

 Balance at December 31, 2000................        25,000          143,065            50,750          (134,386)            59,429

 October 2001, stock split (Note 5)..........     7,475,000         (135,565)          135,565                  -                 -
 October 2001, common stock issued
     to consultants in exchange for
     services ($.02/share) (Note 5)..........       500,000              500             9,500                  -            10,000.
 October 2001, common stock
     issued to consultants as retainer
     ($.02/share) (Note 5)...................       250,000              250             4,750                  -             5,000
 Value of services contributed
     by an officer (Note 2)..................             -                -            51,900                  -            51,900
 Value of rent contributed by
     an officer (Note 2).....................             -                -             3,000                  -             3,000
 Net loss....................................             -                -                 -           (110,387)         (110,387)
                                             --------------- ----------------  ----------------   ----------------  ----------------

 Balance at December 31, 2001................     8,250,000            8,250           255,465           (244,773)           18,942


 Contributed capital.........................             -                -             3,500                  -             3,500
 Value of services contributed
     by an officer (Note 2)..................             -                -            14,375                  -            14,375
 Value of rent contributed by
     an officer (Note 2).....................             -                -             2,500                  -             2,500
 Net loss....................................             -                -                 -            (15,698)          (15,698
                                             --------------- ----------------  ----------------   ----------------  ----------------

 Balance at October 31, 2002.................      8,250,000 $         8,250   $        275,840   $      (260,471)  $        23,619
                                             =============== ================  ================   ================  ================






                See accompanying notes to financial statements.

                                   ASPIN, INC.
                          (A Development Stage Company)
                            Statements of Cash flows

                                                                                                         January 13,    January 13,
                                                              Ten Months Ended                              2000           2000
                                                                 October 31,               For the       (Inception)   (Inception)
                                                       ------------------------------    Year Ended        through       through
                                                                                         December 31,   December 31,   October 31,
                                                             2002            2001            2001           2000           2002
                                                       --------------  --------------  --------------  --------------  -------------
Cash flows from operating activities:
    Net loss...........................................$     (15,698)  $     (85,767)  $    (110,387)  $    (134,386)  $   (260,471)
    Adjustments to reconcile net loss to net cash
       used by operating activities:
          Depreciation.................................          913             861           1,033              28          1,974
          Provision for (Recovery of)
             loan losses (Note 3)......................       (4,850)         25,928          42,439          31,672         69,261
          Common stock issued in exchange for
             services (Notes 2 and 5)..................            -          10,000          10,000           1,200         11,200
          Services contributed by an officer (Note 2)..       14,375          43,250          51,900          48,000        114,275
          Rent contributed by an officer (Note 2)......        2,500           2,500           3,000           2,750          8,250
          Write-down of available for sale
             investment (Note 4).......................            -               -               -          48,500         48,500
          Changes in operating assets and liabilities:
                Prepaid expenses.......................            -          (3,500)         (3,500)              -         (3,500)
                Accounts payable and accruals..........        2,500               -               -               -          2,500
                                                       --------------  --------------  --------------  --------------  -------------
                     Net cash provided by (used in)
                         operating activities..........         (260)         (6,728)         (5,515)         (2,236)        (8,011)
                                                       --------------  --------------  --------------  --------------  -------------

Cash flows from investing activities:
    Investment in common stock (Note 4)................            -               -               -         (48,500)       (48,500)
    Bridge loans made (Note 3).........................      (11,000)        (25,928)        (42,439)        (31,672)       (85,111)
    Repayment of bridge loan (Note 3)..................       15,850               -               -               -         15,850
    Capital expenditures...............................            -          (2,280)         (2,280)          1,008)        (3,288)
                                                       --------------  --------------  --------------  -------------- --------------
                     Net cash provided by (used in)
                         investing activities..........        4,850         (28,208)        (44,719)        (81,180)      (121,049)
                                                       -----------------------------------------------------------------------------


Cash flows from financing activities:
    Net proceeds from sale of
      common stock (Note 5)...........................             -               -               -         141,865        141,865
    Payments for offering costs........................       (6,000)              -               -               -         (6,000)
    Capital contributions..............................        3,500               -               -               -          3,500
                                                       --------------  --------------  --------------  -------------- --------------
                     Net cash provided by
                         financing activities..........       (2,500)              -               -         141,865        139,365
                                                       --------------  --------------  --------------  -------------- --------------

                         Net change in cash...........         2,090         (34,936)        (50,234)         58,449         10,305

Cash, beginning of period.............................         8,215          58,449          58,449               -              -
                                                      --------------   --------------  --------------  -------------- --------------

Cash, end of period....................................       10,305   $      23,513.  $       8,215   $      58,449 $       10,305
                                                      ===============  ==============  ==============  ============== ==============

Supplemental disclosure of cash flow information: Cash
       Paid for:
       Income taxes....................................            -   $           -   $           -   $           -  $           -.
                                                      ===============  ==============  ==============  ============== ==============

       Interest........................................            -   $           -   $           -   $           -  $           -.
                                                      ===============  ==============  ==============  ============== ==============
Non-cash financing activities:
    Common stock issued as retainer
       for deferred offering costs (Note 5)...........             -   $          -    $      (5,000)  $           -  $      (5,000)
                                                      ===============  ==============  ==============  ============== ==============



                See accompanying notes to financial statements.

                                   ASPIN, INC.
                          (A Development Stage Company)
                          Notes to Financial Statements


(1)      Summary of Significant Accounting Policies

Nature of Operations

Aspin, Inc. (the "Company") was incorporated on January 13, 2000. The Company provides bridge loan financing and consulting service to startup companies and small businesses.

Inherent in the Company's business are various risks and uncertainties, including its limited operating history, historical operating losses, the high credit risk of its loan customers, and the dependence upon its officers and strategic alliances. Management plans to raise capital through the sale of securities to enable the Company to expand its operations. The Company's future success will be dependent upon its ability to raise additional capital, make commercially viable loans, create and provide effective and competitive consulting services on a timely and cost-effective basis, and to locate and attract quality customers.

Development Stage Company

The Company is in the development stage in accordance with Financial Accounting Standards Board Statements of Financial Accounting Standards ("SFAS") No. 7 Accounting and Reporting by Development Stage Enterprises.

Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The accompanying financial statements contain estimates of the fair value of the consideration (shares of common stock) exchanged for compensation and consulting services that have a material effect on the statements. In estimating the fair value of the shares of the common stock issued, the Board of Directors considered contemporaneous transactions with unrelated third parties. In estimating the value of contributed services, the Board of Directors considered prevailing rates. In addition, the financial statements are affected by the estimated service life of its equipment.

Cash and Cash Equivalents

The Company considers all highly liquid securities with original maturities of three months or less when acquired, to be cash equivalents. The Company had no cash equivalents at October 31, 2002 or December 31, 2001.

Financial Instruments

The Company's financial instruments consist of cash, loans and an investment. At October 31, 2002 and December 31, 2001, the carrying values approximate fair value.

Management has determined the fair value of bridge loans and the investment based on various indicators including, but not limited to, the economic condition of the borrowers, the recoverability of equity investment in a private company and the financial conditions of the investee. These estimates require significant judgment by the Company's management, and the actual economic outcome may differ from the estimated fair value.

                                   ASPIN, INC.
                          (A Development Stage Company)
                          Notes to Financial Statements


Loans and related interest

Loans are stated at unpaid principal balances, less the allowance for loan losses. Interest on loans is accrued based on the principal amount outstanding at the stated rate of interest. The accrual of interest on a loan is discontinued when, in the opinion of management, a reasonable doubt exists as to the collectibility of interest or principal. Due to the uncertainty of collection on the loans, interest income is only recognized after collection. Upon such discontinuance, all currently accrued interest on the loan is reversed. A loan is determined to be impaired when it is probable that a borrower will be unable to pay all amounts due according to the contractual terms of the loan agreement.

Allowance for loan losses

The allowance for loan losses has been established through provisions for loan losses charged against income. Loans deemed to be uncollectible are charged against the allowance and subsequent recoveries, if any, are credited to the allowance. The Company records its loans in accordance with SFAS No. 114 "Accounting by Creditors for Impairment of a Loan" and SFAS 118 "Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures".

Investment

Equity investments in the common stock of private companies with no readily determinable market value are carried at cost and are adjusted only for other-than-temporary declines in fair value, distributions of earnings and additional investments.

Property, equipment and depreciation

Property and equipment are stated at cost less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the assets, which is estimated to be three years. Expenditures for repairs and maintenance are charged to expense when incurred. Expenditures for major renewals and betterments, which extend the useful lives of existing equipment, are capitalized and depreciated.

Offering Costs

The Company defers offerings costs, such as legal, accounting and printing costs, until such time as the offering is completed. At that time, the Company offsets the offering costs against the proceeds from the offering. If an offering is unsuccessful, the costs are charged to operations.

Impairment of Long-Lived Assets

The Company evaluates the carrying value of its long-lived assets under the provisions of SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Statement No. 144 requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted future cash flows estimated to be generated by those assets are less than the assets' carrying amount. If such assets are impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying value or fair value, less costs to sell.

                                   ASPIN, INC.
                          (A Development Stage Company)
                          Notes to Financial Statements
Income Taxes

The Company accounts for income taxes under the provisions of SFAS No. 109, Accounting for Income Taxes. SFAS No. 109 requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Revenue Recognition-Other than Loans

Revenue is recognized when earned. The Company's revenue recognition policies are in compliance with all applicable accounting regulations, including Securities and Exchange Commission Staff Accounting Bulletin No. 101, Revenue Recognition.

Revenue from consulting and other services are recognized as the consultation and other services are performed. Revenues from consulting contracts are recognized ratably over the contract period in accordance with the period in which the services are performed. Revenues attributable to undelivered elements are recognized ratably on a straight-line basis over the contract period.

Stock-based Compensation

The Company accounts for stock-based employee compensation arrangements in accordance with Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" and complies with the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Under APB 25, compensation expense is based on the difference, if any, on the date of grant, between the fair value of the Company's stock and the exercise price. The Company accounts for stock issued to non-employees in accordance with the provisions of SFAS No. 123 and the Consensus on EITF Issue No. 96-18. The Company values stock issued for services by either the value of the services provided or the value of the stock issued based on contemporaneous stock sales.

(2)      Related Party Transactions

An officer contributed office space to the Company for all periods presented. The office space was valued at $250 per month based on the market rate in the local area and is included in the accompanying financial statements as contributed rent expense with a corresponding credit to additional paid-in capital.

Three officers contributed loan and investment evaluation, business and services development and administrative services to the Company during the period from January 13, 2000 through October 31, 2002. The time and effort was recorded in the accompanying financial statements based on the prevailing rates for such services, which ranged from $50 to $100 per hour based on the level of services performed. The services are reported as contributed services with a corresponding credit to additional paid-in capital.

                                   ASPIN, INC.
                          (A Development Stage Company)
                          Notes to Financial Statements


In January 2000, the Company issued 6,000 shares of its no par common stock (1,800,000 post-split shares) to its President in exchange for $100 in startup funding and services valued at $1,100. Additionally, the Company issued 500 shares of its no par common stock (150,000 post-split shares) to its Secretary for services valued at $100. On the transaction date, the Company's common stock had no reliable market value. The shares issued were valued based on the amount of cash provided and the value of the services provided ($.20 per share). As a result, the Company recognized a stock-based compensation expense totaling $1,200 in the accompanying financial statements.

(3)      Bridge Loans Receivable

The Company's bridge loans carry a 15 percent per annum interest rate and are due in nine to twenty months. These bridge loans are unsecured. Management established a 100 percent allowance for loan losses due to the uncertainty related to the collection of these bridge loans. Bridge loans deemed uncollectible are charged against the allowance and subsequent recoveries, if any, are credited to the allowance. Provision for (recovery of) loan losses related to these bridge loans totaled $(4,850), $25,928, $42,439 and $31,672 for the ten months ended October 31, 2002 and 2001, the year ended December 31, 2001, and the period from January 13, 2000 through December 31, 2000, respectively.






Bridge loans consist of the following at October 31, 2002 and December 31, 2001:

                                                     October 31,   December 31,
                                                         2002          2001
                                                    ------------   ------------
Hoffman Row Group...................................$    19,139    $    20,329
Aggie, Inc..........................................     12,600         12,600
JPJ Group...........................................     24,600         24,000
Bashilange Corporation..............................     14,182         14,182
                                                    ------------   ------------
                                                    $         -    $         -
                                                    ============   ============

The Company has entered into a consulting contract with Hoffman Row Group, an unrelated third party. The Company also provided bridge loan financing to Hoffman Row Group (above). The Company's policy for recognizing consulting income is to record such cash receipts from Hoffman Row Group as a reduction of indebtedness until such time as the loans are repaid. Any collections over and above outstanding indebtedness are recognized as consulting income.

(4)      Investment

In November 2000, the Company made an equity investment in the amount of $48,500 in a privately held company, Universal Service Group ("USG"). As of October 31, 2002, the Company owns approximately 3 percent of USG. The Company has recorded an investment impairment in the amount of $48,500. The impairment is recognized for a permanent decline in the value of the equity investment.

                                   ASPIN, INC.
                          (A Development Stage Company)
                          Notes to Financial Statements





(5)      Shareholders' Equity

Common stock

On October 26, 2001, the Company amended its articles of incorporation and increased the amount of capital stock authorized from 25,000 shares of no par common stock to 50,000,000 shares common stock at $.001 par value. At the same time, the Company announced a 1 for 300 stock split of its existing 25,000 shares common stock.

Private Placement Offering

During October 2000, the Company conducted a private placement offering whereby it sold 18,500 shares of its no par value common stock (5,550,000 post-split shares) at $8.00 per share pursuant to an exemption from registration claimed under sections 3(b) and 4(2) of the Securities Act of 1933, as amended, and Rule 506 of Regulation D promulgated thereunder. The shares were sold through the Company's officers and directors. The Company received proceeds in the amount of $148,000 and paid $6,235 in related offering expenses.

Proposed SB-2 Registration

The Company plans to file a Form SB-2 Registration Statement to register to sell 2,000,000 shares of its common stock at $.25 per share. As of October 31, 2002, the Company has incurred $11,000 of offering costs toward the offering and is committed to pay its corporate counsel $5,000 upon filing of the registration statement.


Common Stock Issuances

In October 2001, the Company issued 250,000 shares of its common stock as a retainer for legal services related to the Company's proposed Form SB-2 registration statement. On the transaction date, the Company's common stock had no reliable market value. The Company valued the shares issued based on the value of the legal services to be provided at $.02 per share. As a result, the Company recognized deferred offering costs totaling $5,000 in the accompanying financial statements.

In October 2001, the Company issued 500,000 shares of its common stock in exchange for financial consulting services valued at $10,000. On the transaction date, the Company's common stock had no reliable market value. The shares issued were valued based on the amount of services provided at $.02 per share. As a result, the Company recognized a stock-based compensation expense totaling $10,000 in the accompanying financial statements.

(6)               Income Taxes

A reconciliation of the U.S. statutory federal income tax rate to the effective tax rate is as follows:

                                   ASPIN, INC.
                          (A Development Stage Company)
                          Notes to Financial Statements

                                                                          January 13,
                                             For the                        2000
                                            Ten Months    For the Year   (inception)
                                               Ended        Ended          through
                                            October 31,   December 31,    December 31,
                                              2002           2001            2000
                                          -------------  -------------  --------------
U.S. federal satutory rate................       15.00%         15.00%         15.00%
State income tax rate,
  net of federal benefit..................        4.63%          4.63%          4.63%
Contributed rent and services.............      -21.05         -10.11%         -7.85%
Net operating loss for which no tax
  benefit is currently available..........        1.42%         -9.52%        -11.78%
                                          -------------  -------------  --------------
                                                  0.00%          0.00%          0.00%
                                          =============  =============  ==============

At October 31, 2002, deferred tax assets consisted of a net tax asset of $26,121, due to operating loss carryforwards of $136,769, which was fully allowed for, in the valuation allowance of $26,121. The valuation allowance offsets the net deferred tax asset for which there is no assurance of recovery. The change in the valuation allowance for the ten months ended October 31, 2002, the year ended December 31, 2001 and the period from January 13, 2000 (inception) through December 31, 2000 totaled $(223), $10,507 and $15,837, respectively. The current tax benefit (expense) totaled $26,121, $26,344 and $15,837 for the ten months ended October 31, 2002, the year ended December 31, 2001 and the period from January 13, 2000 (inception) through December 31, 2000, respectively. The net operating loss carryforward expires through the year 2022.

The valuation allowance will be evaluated at the end of each year, considering positive and negative evidence about whether the deferred tax asset will be realized. At that time, the allowance will either be increased or reduced; reduction could result in the complete elimination of the allowance if positive evidence indicates that the value of the deferred tax assets is no longer impaired and the allowance is no longer required.

Should the Company undergo an ownership change as defined in Section 382 of the Internal Revenue Code, the Company's tax net operating loss carryforwards generated prior to the ownership change will be subject to an annual limitation, which could reduce or defer the utilization of these losses.

                                    PART III

Item 1.  Index to Exhibits
--------------------------

Exhibits.
---------

Copies of the following documents are filed with this Registration Statement on Form 10-SB, as exhibits:

3.1      Articles of Incorporation                              E-1 through E-6

3.2      Bylaws                                                E-7 through E-20

SIGNATURES

In accordance with the provisions of Section 12 of the Securities Exchange Act of 1934, we have duly caused this Registration Statement on Form 10-SB to be signed on our behalf by the undersigned, thereunto duly authorized, in the City of Las Vegas, Nevada on January 10, 2003.

                                      Aspin Incorporated,
                                      a Nevada corporation


                                      By:      /s/ Charles V. Fishel
                                               --------------------------------
                                               Charles V. Fishel
                                      Its:     President and Director